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                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           For the Month of March 2004

                        Commission File Number 000-50544

                       LIPMAN ELECTRONIC ENGINEERING LTD.
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                 (Translation of registrant's name into English)

             11 Haamal Street, Park Afek, Rosh Haayin 48092, Israel
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F [X]            Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes [ ]      No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____


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         Attached to the Registrant's Form 6-K for the month of March 2004 as
Exhibit 1 and incorporated by reference herein is an English translation of the Registrant's immediate report filed by the Registrant with the Israeli Securities Authority and Tel Aviv Stock Exchange on March 30, 2004.

         Exhibit 1. Immediate Report, dated March 30, 2004 (English translation).

         The information set forth in this Form 6-K is hereby incorporated by reference into the Registration Statement on Form S-8 (File No. 333-112993) of Lipman Electronic Engineering Ltd.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    LIPMAN ELECTRONIC ENGINEERING LTD.
                                    (Registrant)

                                    By: /s/ Mike Lilo
                                        ---------------------------------------
                                        Mike Lilo
                                        Executive Vice President, Finance and
                                        Chief Financial Officer

Dated: March 30, 2004

                                  EXHIBIT INDEX

Exhibit No.       Description
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     1.           Immediate Report, dated March 30, 2004 (English translation).